Exhibit 99 (a)(1)(vi)

[C&F Financial Corporation Letterhead]

July 7, 2005

Stock Repurchase Offer

Dear Shareholder:

We extended the Expiration Date of our tender offer from June 30, 2005 until 11:59 p.m., Eastern Standard Time, July 22, 2005. We did that in order to give us time to amend the tender offer and accommodate as many tendering shareholders as we felt we could. Frankly, the response to our tender offer has exceeded our expectations. As of June 30, 2005, approximately 414,000 shares of our company’s common stock have been tendered pursuant to our Offer to Purchase, dated June 1, 2005. We wanted to accommodate as many of the tendering shareholders as we could, so the Board of Directors authorized an increase in the number of shares of common stock we are seeking to purchase by 2½ times, from 180,000 shares to up to 450,000 shares, at the same purchase price of $41.00 per share. In order to effectuate the increase in the number of shares to be purchased, we were required to extend the Expiration Date of the Offer at least ten business days past the mailing of our amendment. Our new Expiration Date, July 22, 2005, is eleven business days after we are mailing this amendment. Extending the Expiration Date of our Offer also extends the period during which you may withdraw your tendered shares, if you so desire. Any shareholder who has tendered shares pursuant to this Offer may withdraw that tender at any time prior to the Expiration Date, 11:59 p.m. on July 22, 2005.

We must change how we intend to pay for the tendered shares, due to the increase in shares we intend to purchase. We have enough cash and capital available to pay for the original offer of 180,000 shares and a portion of the additional shares. We will have to borrow some of the money needed to acquire the additional shares and to maintain the “well capitalized” regulatory status of our bank, C&F Bank. The increase in the Offer will cost an additional $11,070,000, bringing our total cost to $18,450,000, rather than $7,380,000 for the original repurchase amount. Our Board of Directors authorized funding this with a $10,000,000 offering of trust preferred securities. Trust preferred securities are hybrid securities, which are treated as Tier 1 Capital for bank regulatory purposes and debt for tax purposes. The interest paid on trust preferred securities is tax deductible to the issuer, thus making the after-tax cost generally less than traditional forms of capital, especially at current low interest rates. The Federal Reserve allows bank holding companies, such as ours, to include trust preferred securities in our Tier 1 Capital up to 25% of the total. Tier 1 Capital is an important bank regulatory measurement consisting primarily of equity capital, adjusted for certain exclusions such as goodwill. The entire $10,000,000 in trust preferred securities that we will issue will qualify as Tier 1 Capital; therefore, the entire amount of trust preferred securities will be counted towards our capital ratios.

The pro forma effect of the issuance of trust preferred securities can be seen in the revision of our historical and pro forma capital ratios, which is attached below and replaces that discussion and table on page 26 of the Offer. You will note that our capital ratios decrease, but only slightly due in part to the treatment of trust preferred securities as capital. The trust preferred securities we will issue will have a maturity of 30 years with the ability to redeem those securities after 5 years. In addition, after issuing trust preferred securities, in the unlikely event that we ever defer payments due under the trust preferred securities, we cannot pay dividends to our shareholders. We have executed a commitment letter with a national broker of the trust preferred securities, at an interest rate equal to three-month LIBOR + 1.57%, which would have been 5.13% on July 6, 2005. The issuance costs associated with the trust preferred securities are minimal, and, at our election we may fix the interest rate for the first five-year period. We expect funds from this offering to be available prior to the Expiration Date of the Offer. In reviewing trust preferred securities, you need to understand that “LIBOR” stands for the London Interbank Offered Rate quoted in U.S. dollars, which is an international standard often used for adjustable rate loans. It represents the amount that banks charge each other on the London interbank market, and “three-month LIBOR” is the LIBOR rate that resets every three months after issuing. This paragraph and the one immediately above replace the paragraph found under “Do You Have the Financial Resources to Pay Me for My Shares?” on page 2 of the Offer we initially mailed to you and the paragraph found under “11. Source and Amount of Funds” on page 19 in the Offer.

Revised pro forma financial information is provided below in amended “Pro Forma Financial Information” statements, replacing pages 24 and 25 in the Offer. We replace the description and capital tables provided at the top of page 26 with the information provided below. We also amend the Offer by replacing “180,000” shares with “450,000” shares on pages 1, 6, 9, and 23. Finally, the second sentence in the third paragraph on page 10 should be replaced with, “The 450,000 shares that we are offering to purchase represents approximately 12.7% of the outstanding shares (approximately 11.2% assuming exercise of all outstanding Options).”

Any shareholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the Offer, and purchased pursuant to the Offer, will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales. If more than 450,000 shares are tendered, the shares will be purchased on a pro rata basis from each shareholder who properly tendered his or her shares, except that all shares validly tendered by any shareholder who owns an aggregate of less than 100 shares, or who would own an aggregate of less than 100 shares after the proration, and tenders all such shares, will be purchased in their entirety prior to proration.

The other terms and conditions of the offer are explained in detail in the Offer to Purchase and the related Letter of Transmittal, which were previously sent to you. Please read these materials carefully before making any decision with respect to the offer. Except for the Expiration Date, which is now July 22, 2005, the Letter of Transmittal, Notice of Guaranteed Delivery, and other related documents are still valid for you to use in tendering your shares.

The Board of Directors believes that this purchase of shares at this time is consistent with our long-term corporate goal of seeking to increase shareholder value. However, neither our company nor the Board of Directors of our company makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make the decision whether to tender your shares and, if so, how many shares to tender.

IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER, OR IF YOU NEED ADDITIONAL COPIES OF THE DOCUMENTS TO TENDER YOUR SHARES, OR NEED ASSISTANCE IN TENDERING YOUR SHARES, PLEASE CONTACT AMERICAN STOCK TRANSFER AND TRUST COMPANY, INC., AT 718-921-8317 OR TOLL FREE AT 877-248-6417.

Very Truly Yours,

/s/ Larry G. Dillon
Larry G. Dillon
President, Chief Executive Officer, and Chairman

Enclosures:

PRO FORMA FINANCIAL INFORMATION

	At or for the Quarter Ended March 31, 2005
	Pro Forma Adjustments
	Historical	Debit	Credit	Pro Forma
	(in thousands, except share and per share data)
Income Statement Date:
Interest income (1)	$11,092	$47		$11,045
Interest expense	2,248	105		2,353
Net interest income (1)	8,844	152		8,692
Provision for loan losses	1,089			1,089
Noninterest income	5,747			5,747
Noninterest expenses	9,740			9,740
Income tax expense (1)	1,155		$52	1,103
Net income	$2,607	$152	$52	$2,507
Net income per share-assuming dilution	$0.71			$0.77
Weighted average number of shares including common stock equivalents (2)	3,685,550	450,000		3,235,550

Balance Sheet Data:
Total assets	$616,543		$8,450	$608,093
Interest bearing deposits in other banks (1)	13,874		8,000	5,874
Securities available for sale	70,230			70,230
Loans held for sale	52,571			52,571
Loans, net	415,802			415,802
Deposits	446,234			446,234
Other borrowings	81,485		10,000	91,485
Shareholders equity (2)	71,447	$18,450		52,997

Selected Financial Data:
Book value per share	$20.09			$17.06
Shares outstanding (2)	3,556,354	450,000		3,106,354
Return on average assets	1.72%			1.68%
Return on average equity	14.70%			19.11%
Average equity to average assets	11.71%			8.79%

24 (replacement page)

PRO FORMA FINANCIAL INFORMATION

	For the Year Ended December 31, 2004
	Pro Forma Adjustments
	Historical	Debit	Credit	Pro Forma
	(in thousands, except share and per share data)
Income Statement Date:
Interest income (1)	$40,843	$97		$40,746
Interest expense	7,549	302		7,851
Net interest income (1)	33,294	399		32,895
Provision for loan losses	4,026			4,026
Noninterest income	24,689			24,689
Noninterest expenses	37,753			37,753
Income tax expense (1)	5,006		$136	4,870
Net income	$11,198	$399	$136	$10,935
Net income per share-assuming dilution	$3.00			$3.33
Weighted average number of shares including common stock equivalents (2)	3,729,128	450,000		3,279,128

Notes to Pro Forma Financial Information

(1)	The funds used to purchase tendered shares were considered to be obtained from (i) $8.0 million of interest bearing funds on deposit with the Federal Home Loan Bank of Atlanta with an average yield of 1.21% for the year ended December 31, 2004 and 2.37% for the quarter ended March, 31, 2005, (ii) $10.0 million from proceeds of the issuance of trust preferred securities with an average cost of funds of 3.02% for the year ended December 31, 2004 and 4.20% for the quarter ended March 31, 2005 and (iii) $450,000 of non-interest-bearing funds. The tax rate assumed is 34%. The income statement data reflects the reduction in interest income on the interest bearing deposits and the increase in interest expense on the trust preferred securities.

(2)	The $18,450,000 purchase price of tendered shares was allocated to common stock at its $1.00 per share par value and the remainder of the purchase price was allocated to additional paid in capital and to retained earnings. The weighted average number of shares and the number of shares outstanding have been reduced by 450,000 for tendered shares.

(3)	Costs incurred in connection with the offer will be capitalized as part of the cost of tendered shares, and consequently no effect of the costs is reflected in the pro forma financial information. Costs incurred in connection with the offer are expected to approximate $60,000.

25 (replacement page)

Replacement at the top of page 26 regarding Capital Ratios

We and the Bank are both subject to regulatory requirements regarding maintaining minimum capital. The following table shows our historical capital ratios and those of the Bank at March 31, 2005 (with the pro forma ratios assuming that 450,000 shares have been purchased by us at March 31, 2005) and the minimum required regulatory ratios.

	March 31, 2005
	Bank	Company
Risk-based capital ratio:
Historical	12.5%	13.8%
Pro forma	10.9	12.0
Minimum required	8.0	8.0
“Well-capitalized” minimum required	10.0	n/a
Leverage ratio:
Historical	9.1%	10.1%
Pro forma	7.7	8.6
Minimum required	4.0	4.0
“Well-capitalized” minimum required	5.0	n/a
Tier-One ratio:
Historical	11.3%	12.5%
Pro forma	9.6	10.7
Minimum required	4.0	4.0
“Well capitalized” minimum required	6.0	n/a

Our pro forma financial statements should be read in conjunction with the historical consolidated financial information and do not purport to be indicative of future earnings or financial position or of what earnings or financial position would have been had the offer been consummated as of the dates for which pro forma statements are presented.